TDC's Financial Calendar 2003

COPENHAGEN, Denmark, Jan. 9, 2003 (PRIMEZONE) -- TDC (NYSE:TLD) releases its financial calendar 2003 as found below:

The next important reporting date for TDC is the Earnings Release for full year 2002 and 4Q 2002, which will be published on February 26, 2003.

In addition to previous financial calendars, please note that TDC has introduced a 4 week closing period prior to earnings release dates. During closing periods communication with financial analysts, financial media and investors is restricted.

Financial calendar 2003

  January 29
  Start of closed period

  February 26
  Earnings release for full year 2002 and 4Q 2002

  March 17
  Distribution of Annual Report 2002

  April 9
  Annual General Meeting

  April 10
  Ordinary shares and ADSs are traded without dividends
  Start of closed period prior to earnings release 1Q 2003

  April 14
  Record date for shares in receipt of dividends.

  April 15
  Payment of dividends on ordinary shares

  April 28
  Payment of dividends on ADSs

  May 8
  Earnings release for 1Q 2003

  June
  Form 20-F is registered with USA's Securities and Exchange
  Commission (SEC)

  July 8
  Start of closed period for 2Q 2003

  August 5
  Earnings release 2Q 2003

  October 7
  Start of closed period for 3Q 2003

  November 4
  Earnings release 3Q 2003

  December 31
  End of the fiscal year 2003

TDC, formerly Tele Danmark, is a Danish-based European full-service provider of communications solutions. It is organized in six main business lines; TDC Solutions, TDC Mobile International, TDC Switzerland, TDC Cable TV, TDC Services and TDC Directories. TDC is the leading provider of communications services in Denmark, the second-largest communications provider in Switzerland and holds significant interests in a range of communications companies across Northern and Continental Europe. TDC was privatized in 1994. Today, SBC Communications owns a 41.6% stake in TDC and the remaining shares are held by individual and institutional shareowners all over the world.

TDC Listings

 Shares: Copenhagen Stock Exchange.
 Reuters TDC.CO.
 Bloomberg TDC DC.
 Nominal value DKK 5.
 ISIN DK00-10253335.
 SEDOL 5698790.

 ADSs: New York Stock Exchange.
 One ADS represents half of one common share.
 Reuters TLD.N.
 Bloomberg TLD US.
 SEC 1-12998.
 Half of one common share.
 CUSIP 87236N102.
 SEDOL 2883094.

CONTACT:  TDC A/S
          Investor Relations
          +45 3343 7680
          www.tdc.com